FOR IMMEDIATE RELEASE

                                  CONTACT:  Patrick W. Allender
                                            Chief Financial Officer
                                            (202) 828-0850


             DANAHER CORPORATION COMMENCES $20 PER SHARE TENDER OFFER FOR
                               EXIDE ELECTRONICS GROUP, INC.
          _________________________________________________________________

               WASHINGTON, D.C., July 11, 1997 - Danaher Corporation (NYSE:
          DHR) announced that it commenced yesterday its previously reported cash tender offer for all outstanding Exide Electronics Group, Inc. (NASDAQ: XUPS) equity securities (common shares, preferred shares and warrants) at a price equivalent to $20 per common share.

               The offer is conditioned on, among other things, (i) the tender of a majority of the outstanding shares on a fully diluted basis, (ii) the redemption or inapplicability of Exide's Rights Plan and (iii) the approval of the acquisition for purposes of
          Section 203 of the Delaware General Corporation Law or the inapplicability of such section. The offer is to be followed by a merger or similar transaction at the same cash price. The offer is not conditioned on financing.

               Headquartered in Raleigh, N.C., Exide Electronics provides Strategic Power Management(TM) solutions to a broad range of businesses and institutions worldwide. Exide Electronics' products are used for networking, financial, medical, industrial, voice and data communications, military and aerospace applications -- wherever continuous power is essential to daily operations.

               Danaher Corporation is a leading manufacturer of Tools and Components and Process/Environmental Controls.
          (http://www.danaher.com)

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